FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS

Exhibit 1	TransAlta Posts FERC Filing on Website

TransAlta posts FERC filing on website

CALGARY, Alberta (May 29, 2002)  TransAlta Corporation (TSX: TA; NYSE: TAC) today posted on its website the company's response to the U.S. Federal Energy Regulatory Commission (FERC) May 8, 2002 data request to be consistent with the disclosure of TransAlta's U.S. peer group. The filing is at www.transalta.com under "Investor Information".

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

 30

For more information:

Media inquiries: Investor inquiries:

Nadine Walz                                                                             Daniel J. Pigeon

Media Relations                                                                        Specialist Director, Investor Relations

Phone: (403) 267-3655                                                           Phone: 1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041                                                            Phone: (403) 267-2520 Fax (403) 267-2590

Email: media_relations@transalta.com                                      E-mail: investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice President, Legal

Date: May 29, 2002